Exhibit 12
CONAGRA FOODS, INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
(Dollars in millions)

	2011	2010	2009	2008	2007
Earnings:
Income from continuing operations before income taxes and equity method investment earnings	$1,224.9	$1,081.5	$908.3	$649.5	$644.8

Add/(deduct):
Fixed charges	273.5	301.6	314.1	313.6	308.1
Distributed income of equity investees	13.3	30.6	41.4	28.0	13.0
Capitalized interest	(11.6)	(12.2)	(3.1)	(8.2)	(7.1)

Earnings available for fixed charges (a)	$1,500.1	$1,401.5	$1,260.7	$982.9	$958.8

Fixed Charges:

Interest expense	$219.7	$246.0	$264.3	$262.4	$256.7
Capitalized interest	11.6	12.2	3.1	8.2	7.1
One third of rental expense(1)	42.2	43.4	46.7	43.0	44.3

Total fixed charges (b)	$273.5	$301.6	$314.1	$313.6	$308.1

Ratio of earnings to fixed charges (a/b)	5.5	4.6	4.0	3.1	3.1

(1)	Considered to be representative of interest factor in rental expense.